EXHIBIT 99.3

FORM 51-102F3

MATERIAL CHANGE REPORT

1.	Name and Address of Company

Anderson Energy Ltd. (the "Company")
700, 555 – 4th Avenue S.W.
Calgary, Alberta
T2P 3E7

2.	Date of Material Change

November 15, 2011.

3.	News Release

A news release setting out information concerning the material change described in this report was disseminated through the facilities of Marketwire on November 15, 2011, and is available on SEDAR at www.sedar.com.

4.	Summary of Material Change

On November 15, 2011 the Company announced that GLJ Petroleum Consultants (“GLJ”), an independent reserves evaluator, has completed an interim reserves report of all of the Company’s oil and natural gas properties effective October 1, 2011, prepared in accordance with procedures and standards contained in the Canadian Oil and Gas Evaluation (“COGE”) Handbook.  The reserves definitions used in preparing the interim report are those contained in the COGE Handbook and the Canadian Securities Administrators National Instrument 51-101 – Standards of Disclosure for Oil and Gas Activities ("NI 51-101").

5.	Full Description of Material Change

On November 15, 2011 the Company announced that GLJ, an independent reserves evaluator, has completed an interim reserves report (the “GLJ Report”) of all of the Company’s oil and natural gas properties effective October 1, 2011. The GJL Report has been prepared in accordance with the procedures and standards contained in the COGE Handbook and utilizes the reserves definitions contained in the COGE Handbook and NI 51-101.  This is not a year end reserves report.  The October 1, 2011 report is the first step in a process and will be updated by GLJ for year end reserves reporting.

In this material change report, the abbreviations set out below have the indicated meanings:

bbl – barrel
Mbbls – thousand barrels
BOE – barrels of oil equivalent
MBOE – thousand barrels of oil equivalent
MMBOE – million barrels of oil equivalent
MMcf – million cubic feet
NGL – natural gas liquids

The reserves data set out below is derived from the GLJ Report.  The information relating to the oil and gas reserves of the Company contains forward-looking statements relating to reserves and the net present values of estimated future net revenues from the Company's oil and natural gas reserves.  See "Forward Looking Statements" and "Risk Factors" in the Company's annual information form dated March 28, 2011, a copy of which has been filed on the Company's profile on SEDAR and can be accessed at www.sedar.com.

As of October 1, 2011, the Company has 12.4 MMBOE proved developed producing (“PDP”) (30% oil and NGL), 19.5 MMBOE total proved (“TP”) (23% oil and NGL) and 35.8 MMBOE proved plus probable (“P&P”) (27% oil and NGL) reserves.

For the nine months ended September 30, 2011, P&P reserves replacement was 650% for oil and 571% for oil and NGL.  On a BOE basis, the Company replaced 297% of production with P&P reserves.  The Company's P&P BOE reserves increased 13% since December 31, 2010.

P&P reserves from the Cardium drilling program are 9.9 MMBOE at October 1, 2011, more than double the 4.7 MMBOE at December 31, 2010.  Cardium reserves represent 28% of total P&P reserves volumes and 46% of total P&P reserves value on a pre-tax net present value of estimated future net revenues using a discount rate of 10% (“NPV 10”) basis.

Since the inception of the Cardium play 18 months ago and including production, the Company has added 10.5 MMBOE of P&P reserves with its Cardium drilling program.

SUMMARY OF OIL AND GAS RESERVES

	October 1, 2011					December 31, 2010
	Oil (Mbbls)	NGL (Mbbls)	Gas (MMcf)	Total (MBOE)	Pre-tax NPV 10 ($M)1	Oil (Mbbls)	NGL (Mbbls)	Gas (MMcf)	Total (MBOE)	Pre-tax NPV 10 ($M)1
Proved developed producing	2,242	1,460	52,069	12,379	207,113	1,303	1,376	52,498	11,428	166,058
Proved developed producing and proved developed non-producing	2,375	1,512	59,213	13,755	219,933	1,471	1,426	59,955	12,889	175,619
Total proved	2,840	1,703	89,842	19,517	227,772	2,226	1,673	97,313	20,117	184,248
Proved plus probable	6,334	3,185	157,525	35,773	349,575	3,908	2,676	150,621	31,687	271,469

1.	The estimated net present value of future net revenues presented in the table above does not necessarily represent the fair market value of the Company’s reserves.

Oil now represents 18% of the Company's PDP, 15% of TP and 18% of P&P reserves as compared to 11%, 11% and 12% respectively at December 31, 2010.  The Company increased PDP, TP and P&P oil reserves by 72%, 28% and 62%, respectively, in the previous nine months.

6.	Reliance on subsection 7.1(2) of National Instrument 51-102

Not applicable.

7.	Omitted Information

Not applicable.

8.	Executive Officer

Brian Dau, the President and Chief Executive Officer of the Company, is knowledgeable about the material change and may be reached by telephone at (403) 262-6307 or email at info@andersonenergy.ca.

9.	Date of Report

November 15, 2011.